UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 14, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

14 October 2020

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

BHP GROUP LIMITED ANNUAL GENERAL MEETING SPEECHES

Please find attached addresses to shareholders to be delivered by the Chair and the Chief Executive Officer at BHP Group Limited’s Annual General Meeting today.

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meetings will be determined by polls. The poll results will not be known until the conclusion of BHP Group Plc’s Annual General Meeting on 15 October 2020. The results will then be released to the market.

The meeting can be accessed at bhp.com/LimitedAGM.

Further information on BHP can be found at bhp.com.

Authorised for lodgement by:

Caroline Cox

Group General Counsel & Company Secretary

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

BHP Group Limited Annual General Meeting

Speeches by Ken MacKenzie, Chair

and

Mike Henry, Chief Executive Officer

14 October 2020

BHP Group Limited Annual General Meeting

14 October 2020

Ken MacKenzie, Chair

An uncertain world

Engaging with shareholders is one of the most important parts of my role as Chair. It is your feedback that truly sharpens our focus on what matters most. I’ve enjoyed these interactions over the last year - whether it be through retail forums, or the meetings I’ve had with institutional investors all around the world.

I am also pleased that we have found new ways to connect, despite the challenges of the year. In fact over the last three months, we have had an unprecedented amount of engagement with our shareholders. We’ve held two BHP Live events, a retail forum for UK shareholders, two sustainability roundtable sessions, two Indigenous heritage roundtables, and a climate change briefing.

This engagement has been invaluable. Thank you.

When I spoke to you at our 2019 AGM I said ‘success is never assured’ and ‘we work in an uncertain world’. Unfortunately, the past 12 months have demonstrated the extent of that uncertainty.

Chile has been shaken by social unrest; Australia has been hit hard by bushfires; the COVID-19 pandemic has affected billions of people and changed our way of life; most major economies – other than China – are in recession, leaving millions of people out of work; and there has been significant commodity price volatility.

Financial highlights

As I said, this is an uncertain world – but, despite the global adversity, BHP performed solidly in the 2020 financial year:

•	Earnings and cash flow were strong;

•	Net debt was at the low end of our target range;

•	Productivity was up;

•	Unit costs were down; and

•	We delivered US$6.1 billion in dividends to shareholders.

CEO transition

We also appointed Mike Henry as Chief Executive Officer, replacing Andrew Mackenzie who retired as CEO on 31 December 2019.

Under Andrew’s leadership, BHP became a simpler and more disciplined company. We thank him for his vision and hard work, which has changed the way we operate and engage with the world.

Mike Henry is a leader of integrity with exceptional standards and an uncompromising commitment to safety. He is a true professional with significant operational and commercial experience at BHP, and he has a deep passion for your company.

We will hear from Mike shortly.

An essential company

This is a time of great opportunity for BHP. Because as great as the challenges the world is facing, we know the answer to many of them can be found in the very resources we produce.

Our products are essential for global economic growth and the transition to a lower carbon world. We provide the materials that improve the lives of billions of people in developing nations, and help engineers realise the dream of cleaner power, more efficient transportation, communications and battery storage.

This is what we do.

This is BHP’s guiding motivation, and it is why we proudly commit to our purpose – to bring people and resources together to build a better world.

Priorities

We have the confidence to deliver on this purpose because of our strong foundations.

When I first spoke to you as Chair in 2017, I detailed five priorities for the future of BHP: Safety, Portfolio, Capital discipline, Capability and culture, and Social value.

These priorities have not changed.

Safety is still our top priority – and I am pleased that our Total Recordable Injury Frequency improved in 2020 and, most importantly, we did not have any fatalities on our sites.

We continue to sharpen our portfolio by focusing on future-facing commodities and assets that will deliver the greatest long-term value to shareholders. This is why we have strengthened our copper and nickel holdings and announced our intent to divest our interests in a number of coal assets whose value may be best realised outside of BHP.

We remain relentless on capital discipline and will continue to be guided by our Capital Allocation Framework. This helps us to direct capital between investments, the balance sheet and cash returns to shareholders, such as dividends.

We also keep building on one of our core strengths – the capability and culture of the company and its people. At Board level, this process continued over the year with a number of key appointments.

Your Board

Gary Goldberg has joined the Board, bringing with him more than 35 years of global mining industry experience.

Following the work we did on our Skills and Experience Matrix in 2018, we identified an opportunity to enhance the technology expertise on our Board. As a result, in May we announced the appointment of Dion Weisler and Xiaoqun Clever.

Dion has extensive global executive experience, including as the President and Chief Executive Officer of HP Inc.

Xiaoqun has over 20 years of global experience in technology with a focus on software engineering, data and analytics, cybersecurity and digitalisation.

I am also delighted to welcome Christine O’Reilly to the Board this week. She will bring deep financial and public policy expertise, as well as valuable insights in large-scale capital projects and transformational strategy.

Retiring board members

Finally, I would also like to acknowledge Lindsay Maxsted and Shriti Vadera – both members of the Board for more than nine years. I thank Lindsay for his counsel and for his exceptional contribution to the Board and as Chair of the Risk and Audit Committee. Lindsay retired in September.

I also thank Shriti for her support to me as Senior Independent Director, and her commitment to our shareholders. Shriti has made an outstanding contribution to BHP and is retiring after the AGMs.

Thank you Lindsay and Shriti.

When we get the first four priorities right – safety, portfolio, capital discipline, and capability and culture – we are a stronger, more focussed and more efficient company.

Social value

But none of that matters if we fail in our fifth priority: to generate real social value in the countries and communities where we operate.

In 2020:

•	We invested almost US$150 million in social value initiatives. This includes the Vital Resources Fund that we stood up to support regional Australian communities during the pandemic.

•	We spent almost US$2 billion on our local buying program, and we accelerated payments of US$100 million, to small, local and Indigenous businesses when they needed it most.

•	We also boosted our Indigenous workforce participation to 6.5 per cent in Australia and 6.6 per cent in Chile – exceeding our targets.

•	And we paid US$9 billion in taxes, royalties and other payments to governments around the world – an effective tax rate of over 42 per cent.

Traditional Owners

At our last AGM, I said that our relationships with Traditional Owners are among the most important that BHP has. Recent industry events only reinforce that view, so I’d like to update you on our engagement with Indigenous communities.

In Australia, BHP has continued our work with Traditional Owners, and more recently the First Nations Heritage Protection Alliance, to build our shared vision for the future.

Together we have developed principles around Indigenous Heritage in Australia, reaffirming our policy and commitment to Free, Prior and Informed Consent in agreement making, and that regulatory regimes should respect and reflect this right.

We have also set new aspirations for cultural heritage keeping places to even better advance Traditional Owners’ values, culture and pride. Places where artefacts can be stored and visited, and also places of knowledge, learning and celebration of the unique living cultures they are connected to.

I want to acknowledge the Traditional Owners, Indigenous leaders and Aboriginal Land Councils that have engaged with us.

I look forward to our continuing partnership to deliver the commitments we have made together, and our shared objectives.

Future focused

BHP’s approach to social value shows up locally - through our support of the communities where we operate - but also globally, where we are actively addressing some of the world’s most complex challenges, such as climate change.

This is something that we have been addressing for decades.

We were one of the first resource companies in the world to set targets for Scope 1 and 2 emissions, and last year we established a US$400 million program to invest in low emissions technologies.

We recently made a number of announcements that demonstrate the next step in responding to this challenge, because we know we have a responsibility to reduce emissions from our own operations, and help communities and countries decarbonise their economies.

We are acting on this responsibility.

We have set out clear targets and goals, based on thorough analysis, and most importantly, shared how we will deliver on these outcomes.

There is no easy route to a net zero world.

But BHP is committed to the Paris Agreement and the United Nations Sustainable Development Goals – because it is good for business and our stakeholders.

Strength and resilience

In conclusion, let me come back to uncertainty.

The world may be uncertain, but many things at BHP are not. We are certain in the strength, resilience and quality of our people – who showed real purpose in 2020.

We are certain that the resources we produce are essential. They are fundamental to the way we live now and into the future, they are crucial to economic development, and critical to the transition to a lower carbon world. We are confident that our disciplined focus on our core priorities will allow BHP to sustainably create value for the long term.

Thank you.

I’ll now hand over to your CEO, Mike Henry.

Mike Henry, Chief Executive Officer

Introduction

Thank you, Ken, and welcome to everyone joining us online today.

It is hard to believe that it has been almost a year since I was announced as BHP’s Chief Executive.

It’s an honour to be entrusted by the board and shareholders to lead this company.

BHP is an essential company

I have spent my whole career in the resources industry and have been with BHP for almost two decades. Our refreshed purpose statement, developed last year, ‘To bring people and resources together to build a better world’ perfectly talks to why I am here.

BHP is a company that is, indeed, steeped in history…but we are not constrained by it. As we have done for over a century now, we continue to evolve and lead for the times.

We provide the resources that are essential to improving lives around the world. We support tens of thousands of direct jobs, and many more through the business opportunities we create for others. Our operations provide the lifeblood for many regional communities.

Young people are able to join us, grow their careers and build lives for themselves and their loved ones. Our shareholders rely on the value we create and our consistent generation of strong cash returns.

We do so supported by access to people, resources, and capital – your investment in us. BHP must be a company that governments and communities trust, and where great people want to work. We must be a company investors are confident in and find attractive because we generate strong value and returns, in the right way.

My commitment to you is to lead in a way that ensures all of these are so. Our focus on social value will ensure that all stakeholders benefit from our existence, and that communities trust in us. We will hire great people, invest in them and have a culture that supports exceptional performance.

And, we will protect and grow shareholder value over the short, medium and long term. This includes through the deliberateness we bring to how we shape our portfolio to manage risk and maximise upside to the trends underway around us.

We performed strongly over the past year

Our strategy, portfolio, relationships and team are strong. This was evident in our results over the past year and in how we have navigated the challenges that Ken spoke of.

In spite of these challenges, we achieved a safe year with zero fatalities in our operations and strong financial performance. This was possible because of the remarkable way in which people across BHP stepped up, and because of the support we were afforded by our host communities, governments, business partners and traditional owners.

We also sought to support those who rely on BHP: we shortened payment terms for small, local and Indigenous suppliers, provided new health and social funds in our host communities, and we created an additional 1,500 temporary jobs. In addition, the BHP Foundation is funding vaccine and treatment research.

Our strong performance has resulted in a number of our operations achieving record production or throughput and we achieved lower unit costs across all of our major assets.

We produced strong operational cash flow, and through our disciplined application of our capital allocation framework we concurrently invested in growth; maintained a strong balance sheet with net debt at the bottom of our range; and returned over US$6 billion to shareholders for the third year in a row, which included an additional amount of US$1.5 billion over our minimum 50 per cent payout ratio.

We are tackling the global challenges most critical to our business

We continue to stretch our performance and leadership on challenges the world is facing and that are important to BHP’s long-term value creation and to our shareholders.

We have demonstrated sector-leadership in climate change action for over two decades and, as Ken mentioned, just last month we announced our next series of commitments, including a 30 per cent reduction in operational emissions in the next decade, on path to becoming net zero by 2050.

We have recently made bold moves on renewable energy, as well as on water stewardship, including a shift to 100 per cent desalinated water and renewable power at our Escondida and Spence operations in Chile.

We have grown female participation in our workforce by two percentage points in the past year, to 26.5 per cent, which is in the order of 50 per cent higher than our peers.

We continue to invest in indigenous employment and grew representation in our workforce over the year. In Australia, the proportion of people who identify as indigenous in BHP is now around twice that of society overall.

We are looking to double the proportion of people who have permanent employment with BHP and we have also recently announced funding and support for 3,500 new apprenticeships and training opportunities in Australia over the next five years.

We have a strong portfolio that we will continue to shape for the future

As we look to the future, we remain confident the world will continue to need the commodities we produce. However, we also recognise that the world is dynamic and changing.

Global trends such as the electrification of transport, decarbonisation of power, population growth and rising standards of living are expected to drive demand for copper, nickel and potash – future facing commodities – even as growth in demand for iron ore, metallurgical coal and oil and gas slows.

And, we are actively managing our portfolio to protect and grow value. This includes creating more options in future facing commodities for long-term growth and tending to our current portfolio to maximise the value of our assets.

Through our rigorous approach to capital allocation, we will create and secure more options through innovation, exploration, early stage entry and well-timed acquisitions of attractive resources and assets.

We have already made some progress here, adding copper and nickel options to our portfolio earlier in the year, and we are progressing towards a final investment decision on our potash project in Canada next year.

In terms of our existing portfolio, we recently announced steps to optimise our coal portfolio through focusing on high-quality hard coking coal and divesting our other coal operations.

And, as part of our balanced approach to investing in Petroleum, we recently grew our working interest in Shenzi but we also shared our intent to divest from more mature, later life assets, including our non-operated interest in the Bass Strait joint venture.

As we shape our portfolio for the future, it is incredibly important that we deliver exceptional safety, operational and financial performance.

In the face of market uncertainty and slowing rates of growth in commodity demand, a greater proportion of value growth will come from an unrelenting focus on being great at what we do.

We remain committed to the capital discipline we have demonstrated in recent years and will further build upon our technical and operational capability. The revised shape of the Executive Leadership Team will bring operational and technical excellence to the fore, along with our focus on our portfolio and social value.

Momentum is with us and we are well-positioned for the year ahead

In the near term, we expect that the global economy will take some time to stabilise and recover from COVID-19.

Given the variable nature of the pace and structure of the recovery around the world and exacerbated by global trade tensions, the outlook for commodity markets remains uncertain. However, the strength and consistency of the economic recovery underway in China does provide a measure of confidence and optimism.

BHP’s performance in the past year illustrates the resilience of our portfolio, balance sheet, people and relationships. We are very well positioned to weather uncertainty and to emerge from COVID-19 stronger, faster-paced and more focused.

BHP will continue to grow value

So, thank you. Thank you for the trust that you place in our company.

These are deeply uncertain times for the world and are likely to continue for some time.

The way our people have stepped up to meet these challenges has been truly inspiring. Their leadership and dynamism, with the support from our valued relationships, has enabled us to deliver a year that was safer, lower cost and with strong returns.

As the world rebuilds and aspires to a more sustainable future, BHP will continue to evolve and lead the industry in a way that grows value and returns for you, our shareholders, indeed, for all our stakeholders.

Thank you again for your interest and continued support for our company.

Back to you, Ken.

The Chair then conducted the formal items of business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: October 14, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary